Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

Nova Measuring Instruments Ltd.
Weizmann Science Park, Building 22
Einstein Street, Ness Ziona, Israel
Tel: +972-73-2295600
Fax: +972-8-9407776

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF NOVA MEASURING INSTRUMENTS LTD.

        The undersigned, a shareholder of Nova Measuring Instruments Ltd. (the "Company"), an Israeli corporation, hereby appoints Michael Brunstein andDror David, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held at the offices of the Company, Building 22, Weizmann Science Park, Einstein Street, Ness Ziona, on June 17, 2019, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary Shares, par value NIS 0.01, of the Company (the "Shares") which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of NASDAQ, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented to the annual general meeting or any adjournment(s) or postponement(s) thereof for which the Board of Directors recommends a "FOR" vote, other than Proposal Nos. 2, 4 and 3 (in the event Proposal 2 is not approved).

        If you do not state whether you are a controlling shareholder or have personal interest, these Shares will not be voted for Proposal Nos. 2, 4 and 3 (in the event Proposal No. 2 is not approved).

        This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof.

        WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY'S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF THESE SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

NOVA MEASURING INSTRUMENTS LTD. WEIZMANN SCIENCE PARK P.O. BOX 266 REHOVOT L3 76100 ISRAEL

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E80382-P26296	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

NOVA MEASURING INSTRUMENTS LTD.

The Board of Directors recommends you vote FOR the following proposals:

1.	Re-election of each of Messrs. Michael Brunstein, Avi Cohen, Raanan Cohen and Ronnie (Miron) Kenneth as a director of the Company to hold office until the close of the next annual general meeting.		VOTE FOR EACH DIRECTOR SEPARATELY

	Nominees:		For	Against	Abstain

	1a.	Dr. Michael Brunstein	☐	☐	☐

	1b.	Avi Cohen	☐	☐	☐

	1c.	Raanan Cohen	☐	☐	☐

	1d.	Ronnie (Miron) Kenneth	☐	☐	☐

2.	Approval of a compensation policy for the Company’s directors and officers.		☐	☐	☐
			Yes	No

	2a.	Are you a controlling shareholder in the Company, or have a personal interest in the approval of this Proposal? (Please note: If you do not mark either Yes or No, these Shares will not be voted for Proposal No. 2).	☐	☐
			For	Against	Abstain

3.	Approval of an amendment to the equity-based compensation for our directors.		☐	☐	☐

		Yes	No

	3a. Are you a controlling shareholder in the Company, or have a personal interest in the approval of this Proposal? (Please note: If you do not mark either Yes or No, these Shares will not be voted for Proposal No. 3 in the event Proposal No. 2 is not approved).	☐	☐
		For	Against	Abstain

4.	Approval of amendments to the employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company.	☐	☐	☐
		Yes	No

	4a. Are you a controlling shareholder in the Company, or have a personal interest in the approval of this Proposal? (Please note: If you do not mark either Yes or No, these Shares will not be voted for Proposal No. 4).	☐	☐
		For	Against	Abstain

5.	Approval of amendments to the articles of association of the Company.	☐	☐	☐

6.	Approval and ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.	☐	☐	☐

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company’s register must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY’S PROXY STATEMENT.

Signature [PLEASE SIGN WITHIN BOX]	Date

Signature (Joint Owners)	Date